April 15, 2014

VIA HAND DELIVERY & EDGAR

TRANSMISSION

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ms. Blye:

Re:	The Bank of Nova Scotia
Form 40-F for the Fiscal Year Ended October 31, 2013
Filed December 6, 2013
File No. 002-09048

On behalf of The Bank of Nova Scotia (together with its subsidiaries, “Scotiabank” or the “Bank”), I am writing in response to the request for information contained in the Securities and Exchange Commission Staff’s (the “SEC” or the “Staff”) comment letter dated January 31, 2014 (the “Comment Letter”) regarding the Bank’s Form 40-F for the period ended October 31, 2013. Staff requested information in connection with the nature and extent of our past, current and anticipated business activities related to, or contacts with Cuba, Sudan and Syria (collectively, the “Jurisdictions”), since our response letter dated August 31, 2011 ( the “2011 Response”). For the convenience of Staff’s review, set forth below are the comments contained in the Comment Letter along with the responses of the Bank (the “Response Letter”).

Certain confidential portions of this letter were omitted by means of redacting a portion of the text and replacing it with “**CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**”. Pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 83”) the Bank has separately submitted a copy of this letter containing the redacted portions of this letter to the SEC and has requested confidential treatment for the redacted portion of this letter.

In preparing this Response Letter, the Bank has engaged in a due diligence process to accumulate the necessary data and supporting documentation. This included assessing information from various systems as well as formally requesting information from business lines, countries where the Bank operates, major operating subsidiaries and specialized departments, including our trade finance and correspondent banking operations and the global money transfer operations located in Toronto. Notwithstanding the due diligence conducted, while the Bank acknowledges its responsibility for the adequacy and accuracy of the information contained within this Response Letter, it is not possible to be certain that every relationship or transaction has been captured given the size and breadth of the Bank’s operations, and the multiplicity of systems that the Bank employs which are not generally designed to automatically capture the information as requested by Staff.

Confidential treatment requested by The Bank of Nova Scotia pursuant to Rule 83. BNS-001

The numbers used herein in relation to such things as numbers of accounts, account balances and present exposures, unless otherwise indicated, are generally as of January 31, 2014, the end of our fiscal first quarter. All financial information provided in this Response Letter consists of internally generated numbers that are not in accordance with Canadian GAAP, are unaudited and have not been reviewed by the Bank’s auditors. The Bank reports its financial information using Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars, unless otherwise stated. In an effort to provide Staff with an estimate of materiality, information has generally been compared to the Bank’s audited financial results for its most recently completed fiscal year ended October 31, 2013.

SEC Letter of January 31, 2014

1.      You stated in your letter to us dated August 31, 2011 that you had business associated with Cuba, Sudan and Syria. Also, you state on your website that you are “proud to maintain a presence in Cuba, offering a broad range of correspondent banking services.” As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Pleas describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through branches, subsidiaries, affiliates or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any services or support you have provided into Cuba, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

RESPONSE

A. Introduction

Scotiabank is Canada’s most international bank, with more than 83,000 employees serving over 21 million customers in more than 55 countries around the world. The Bank offers a broad range of financial products and services and as a Canadian bank with global operations, investors and customers have certain expectations about the type and breadth of services that the Bank will offer.

Our 2011 Response indicated that the Bank’s activities with respect to (i) wire payments; (ii) trade finance; (iii) Canadian retail banking; (iv) international retail banking; and (v) international governments within the Jurisdictions are minimal, immaterial, and do not constitute a material investment risk to the Bank’s security holders. This continues to be true as of the date of this Response Letter as discussed further below.

Confidential treatment requested by The Bank of Nova Scotia pursuant to Rule 83. BNS-002

The 2011 Response stated that the Bank does not:

•	Have any employees, offices, assets, branches or other premises located in the Jurisdictions;

•	Engage any third parties or agents to solicit business in the Jurisdictions; or

•	Make investments in entities organized in the Jurisdictions.

These representations continue to be true as of the date of this Response Letter, with the exception of **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.**

At this time, the Bank does not anticipate any changes in the manner in which the Bank does business relative to, or interacts with, the Jurisdictions other than as may be required to ensure continued compliance with Canadian or other applicable laws, regulations or sanctions in the countries where we operate. The Bank’s business contacts with the governments of the Jurisdictions and their respective affiliates and entities they control have not, with the exception **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**, materially changed since our 2011 Response.

As in 2011, the most significant type of business that the Bank does, in relation to the Jurisdictions, is to send and receive, via correspondent banks, wire transfers of funds to and from the Jurisdictions on behalf of customers. The Bank also engages in issuing, advising and confirming letters of credit on behalf of customers, as well as providing documentary collections services, thus the Bank may acquire limited credit exposure to a bank in one of the Jurisdictions. (Please refer to the discussion on Cuba below). The Bank also maintains some deposit accounts, some investment accounts and, in a very few cases, has extended some form of credit to customers who live in one of the Jurisdictions and in some cases are citizens of one of the Jurisdictions. None of the businesses within the Jurisdictions as described below, either individually or in the aggregate, are material to Scotiabank nor constitute a material investment risk to the Bank’s security holders. As discussed below, our analysis of the materiality of the Bank’s activities associated with the Jurisdictions also included consideration of the qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of our corporate activities on the Bank’s reputation and share value.

B. Wire Payments

The Bank has retail, commercial and corporate customers who either send or receive payments via wire transfer to and from persons or entities with whom they have either a personal or business relationship. A small number of these persons and entities are located within the Jurisdictions. The Bank does not have a correspondent bank in either Syria or Sudan and effects wire transfers to these Jurisdictions through its correspondents who, in turn, have correspondents within those countries. With respect to Cuba, this business is conducted via SWIFT utilizing the Bank’s **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** Cuban correspondent banks.

Confidential treatment requested by The Bank of Nova Scotia pursuant to Rule 83. BNS-003

The Bank estimates that it processes **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** wire payment transactions each year. Virtually all payments to the Jurisdictions go through our Toronto global money transfer operations. In fiscal 2013, our Toronto global money transfer operations sent/received a total of **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** wire payments to/from beneficiaries with addresses in the Jurisdictions representing **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** of the number of all payments processed. Of the **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** wire payments, **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.**

The Bank estimates that it processes between **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** in payments per day. In fiscal 2013, the dollar volume of payments to/from the Jurisdictions totalled **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** or, assuming 256 working days in a year, **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** per day. This represents **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** of the total value of payments processed each day. Of the **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** and is denominated in Canadian dollars.

The numbers/volumes of transfers to/from the Jurisdictions for fiscal years 2011 – 2012 were similarly immaterial relative to the totality of wire payments processed.

Virtually all payments are processed through a system located in Toronto which scrutinizes domestic and cross-border transactions in real-time and alerts us to matches against sanctions-related watch lists.

C. Trade Finance

The Bank provides trade finance services to customers. The Bank’s business dealings and activities relating to the Jurisdictions have and continue to be on a limited and restricted basis and are primarily trade-related transactions that have originated from our commercial and corporate customers who are located in Canada and/or an international location in which the Bank is located (i.e. branch, office or subsidiary), and are exporting to one of the Jurisdictions. **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.**

Confidential treatment requested by The Bank of Nova Scotia pursuant to Rule 83. BNS-004

Cuba

The Bank’s business activities relating to Cuba are currently restricted and limited. The Bank has total trade/country limits of more than **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** of which the country/trade limit for Cuba is **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.** The Bank has correspondent banking relationships **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** which are government owned. (All banks in Cuba are government owned.) **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.** The Bank maintains **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.** In fiscal 2013, the maximum outstanding **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.** All transactions are limited **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.** All exports from the United States are under a U.S. government approved program for food and humanitarian aid and include a special export permit for each shipment. In fiscal 2013, **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.**

**CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.**

Syria

The Bank has no country limit for Syria and has no correspondent arrangements with any Syrian banks. **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.**

Sudan

The Bank has no country limit for Sudan and does not maintain any correspondent banking relationship with any Sudanese banks, nor has it during the period 2011 to date.

D. Canadian Retail

A review of Bank records has disclosed approximately **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** in Canada where the account owner, who may or may not be a citizen of one of the Jurisdictions, indicates an address located within one of the Jurisdictions. To the best of our knowledge, these accounts would have been opened when the client was in Canada and subject to the Bank’s “Know Your Client” (“KYC”) compliance processes. The total value of these accounts as at January 31, 2014 is **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** representing **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** of the Bank’s $171 billion personal deposit liabilities as at year end October 31, 2013. Credit obligations associated with these customers are negligible. Credit is only granted to Canadian residents. When credit customers move to another country, they are permitted to keep their accounts provided they continue to operate in a satisfactory manner.

Confidential treatment requested by The Bank of Nova Scotia pursuant to Rule 83. BNS-005

A review of the Bank’s brokerage and mutual funds businesses in Canada has revealed **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** accounts where the owner is identified as having or having had an address in one of the Jurisdictions. **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.** At the time of this review, the total dollar amount in investments in these accounts was **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** which is negligible when compared to the total assets under administration and management of $471 billion as recorded in the Bank’s 2013 annual statement.

E. International Retail

A review of Bank records has disclosed **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** throughout our international locations where the account owner, who may or may not be a citizen of one of the Jurisdictions, indicates an address located within one of the Jurisdictions. The total value of these accounts, as at January 31, 2014 was **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83** which is negligible when compared to the Bank’s $171 billion personal deposit liabilities as at 2013 fiscal year end. These deposit balances include **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.** Credit obligations associated with these customers amount to **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**, which is negligible relative to the $286 billion total in mortgages, personal loans and credit cards as recorded on the Bank’s 2013 annual financial statements. **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.**

**CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.**

F. International Government

**CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.**

**CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.**

See also Trade Finance above.

Confidential treatment requested by The Bank of Nova Scotia pursuant to Rule 83. BNS-006

SEC Letter of January 31, 2014

2.      Please discuss the materiality of any contacts with Cuba, Sudan, and Syria, you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan or Syria.

RESPONSE

A. Introduction

The Bank continues to believe that its business associated with the Jurisdictions (including the factoring in of the above discussion regarding Cuba) is immaterial from either a quantitative or qualitative perspective. In reaching this conclusion, the Bank has considered the nature and extent of its contacts relative to the Jurisdictions, as well as the potential reputational risks and impact on the Bank’s share value in dealing with the Jurisdictions in determining whether such transactions should be disclosed in its public disclosure filings, including its Form 40-F.

B. Quantitative Analysis

The Bank’s exposure to accounts/transactions associated with persons within the Jurisdictions is primarily via wire payment transfers and, to a lesser extent, trade finance. This exposure continues to be immaterial relative to the totality of similar business. Since 2011, the Bank’s customer base has increased from approximately 18.6 million customers to over 21 million and total assets have increased from approximately $526.6 billion (as disclosed in our 2010 annual report) to $743.8 billion (as disclosed in our 2013 annual report). Consequently, the Bank’s contacts with respect to the Jurisdictions are even more negligible on a relative basis since our 2011 Response and continue to be immaterial by any quantitative measure.

C. Qualitative Analysis

The Bank continues to believe that its contacts with the Jurisdictions are completely inconsequential. The only business the Bank conducts from within the Jurisdictions is **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83.**

Confidential treatment requested by The Bank of Nova Scotia pursuant to Rule 83. BNS-007

The Bank’s Reputation and Share Value

The Bank’s common shares trade on exchanges in Canada and the U.S. The majority of the shares are held by Canadian residents. The average daily trading volume of the Bank’s common shares for the first five months of the Bank’s fiscal year was 3,295,666 common shares on the Canadian exchanges compared to 440,334 common shares in the U.S. The average daily trading volume for the Bank’s 2013 fiscal year was 3,260,879 common shares on Canadian exchanges and 466,914 common shares on U.S. exchanges.

In your Comment Letter, Staff has directed the Bank’s attention to investor sentiment evidenced by the adoption by various government and institutional investors of divestment policies and policies prohibiting the investment in companies that have operations within the Jurisdictions. We have considered these factors and have concluded that this investor sentiment is directed towards companies that have significant business relationships with the Jurisdiction’s governments and/or companies organized within the Jurisdictions, or have operations and/or investments located within the Jurisdictions. As explained above and apart from **CONFIDENTIAL TREATMENT REQUESTED BY THE BANK OF NOVA SCOTIA PURSUANT TO RULE 83**, the Bank does not: have any employees, offices, assets, branches or other premises located in the Jurisdictions; or make investments in entities organized in the Jurisdictions.

Furthermore, the Bank continues to maintain a strong compliance regime respectful of laws and regulations, including those related to international sanctions.

In view of all the foregoing, the Bank continues to believe that its contacts with the Jurisdictions, which continue to be incidental to the Bank’s normal course of business, will not have any adverse impact on the Bank’s reputation or share value.

To conclude, the Bank acknowledges as follows:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bank may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Sean McGuckin

Sean McGuckin

Executive Vice-President and Chief Financial Officer

The Bank of Nova Scotia

Confidential treatment requested by The Bank of Nova Scotia pursuant to Rule 83. BNS-008